Voting Rights Announcements | 19 June 2023 16:01 MorphoSys AG MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution 19.06.2023 / 16:01 CET/CEST Dissemination of a Voting Rights Announcement transmitted by EQS News – a service of EQS Group AG. The issuer is solely responsible for the content of this announcement. Notification of Major Holdings 1. Details of issuer 2. Reason for notification 3. Details of person subject to the notification obligation 4. Names of shareholder(s) holding directly 3% or more voting rights, if different from 3. MorphoSys AG MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution Name: MorphoSys AG Street: Semmelweisstr. 7 Postal code: 82152 City: Planegg Germany Legal Entity Identifier (LEI): 529900493806K77LRE72   Acquisition/disposal of shares with voting rights X Acquisition/disposal of instruments   Change of breakdown of voting rights   Other reason: Legal entity: The Goldman Sachs Group, Inc. City of registered office, country: Wilmington, DE, United States of America (USA)

5. Date on which threshold was crossed or reached: 6. Total positions 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) b.1. Instruments according to Sec. 38 (1) no. 1 WpHG   14 Jun 2023   % of voting rights attached to shares (total of 7.a.) % of voting rights through instruments (total of 7.b.1 + 7.b.2) Total of both in % (7.a. + 7.b.) Total number of voting rights pursuant to Sec. 41 WpHG New 0.75% 10.49% 11.25% 34231943 Previous notification 1.77% 9.38% 11.15% / ISIN Absolute In %   Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) DE0006632003 0 252337 0.00% 0.74 % US6177602025 0 5583 0.00% 0.02 % Total 257920 0.75 % Type of instrument Expiration or maturity date Exercise or conversion period Voting rights absolute Voting rights in % Right To Recall Open 1521376 4.44 % Right Of Use Open 372307 1.09 % Convertible Bond 16.10.2025 153858 0.45 % Call Option 16.06.2023 90000 0.26 %     Total 2137541 6.24%

b.2. Instruments according to Sec. 38 (1) no. 2 WpHG 8. Information in relation to the person subject to the notification obligation Type of instrument Expiration or maturity date Exercise or conversion period Cash or physical settlement Voting rights absolute Voting rights in % Swap 14.06.2033 Cash 230955 0.67 % Call Warrant 31.12.2030 Cash 323636 0.95 % Put Option 19.12.2025 Physical 900000 2.63 %       Total 1454592 4.25 %   Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.). X Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity: Name % of voting rights (if at least 3% or more) % of voting rights through instruments (if at least 5% or more) Total of both (if at least 5% or more) The Goldman Sachs Group, Inc. % % % GSAM Holdings LLC % % % Goldman Sachs Asset Management, L.P. % % % – % % % The Goldman Sachs Group, Inc. % % % GSAM Holdings LLC % % %

Goldman Sachs Asset Management Holdings LLC % % % Goldman Sachs Asset Management UK Holdings I Ltd % % % Goldman Sachs Asset Management UK Holdings II Ltd % % % Goldman Sachs Asset Management Holdings I B.V. / Goldman Sachs Asset Management Holdings II B.V. % % % Goldman Sachs Asset Management Holdings B.V. % % % – % % % The Goldman Sachs Group, Inc. % % % Goldman Sachs Bank USA % % % Goldman Sachs Bank Europe SE % % % – % % % The Goldman Sachs Group, Inc. % % % Goldman Sachs (UK) L.L.C. % % % Goldman Sachs Group UK Limited % % % Goldman Sachs International Bank % % %

9. In case of proxy voting according to Sec. 34 para. 3 WpHG (only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG) Date of general meeting: Holding total positions after general meeting (6.) after annual general meeting: 10. Other explanatory remarks: Date – % % % The Goldman Sachs Group, Inc. % % % Folio Financial, Inc. % % % Folio Investments, Inc. % % % – % % % The Goldman Sachs Group, Inc. % % % Goldman Sachs & Co. LLC % % % – % % % The Goldman Sachs Group, Inc. % % % Goldman Sachs (UK) L.L.C. % % % Goldman Sachs Group UK Limited % % % Goldman Sachs International % 7.54% 7.54 % Proportion of voting rights Proportion of instruments Total of both % % %   16 Jun 2023

19.06.2023 CET/CEST The EQS Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases. Archive at www.eqs-news.com Language: English Company: MorphoSys AG Semmelweisstr. 7 82152 Planegg Germany Internet: www.morphosys.com   End of News EQS News Service